================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 11-K

                                   (Mark one)
                   [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                       OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from       to


                        COMMISSION FILE NUMBER 001-14141



                               L-3 COMMUNICATIONS
                               MASTER SAVINGS PLAN



              (FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN,
                IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)


                        L-3 COMMUNICATIONS HOLDINGS, INC.

                                  600 Third Ave
                               New York, NY 10016


         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


================================================================================

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



                                                                           PAGES
                                                                           -----

Report of Independent Auditors                                                 2

Financial Statements:
    Statements of Net Assets Available for Benefits
    at December 31, 2002 and 2001                                            3-4

    Statement of Changes in Net Assets Available for Benefits
    for the year ended December 31, 2002                                       5

Notes to Financial Statements                                               6-16

Supplemental Schedule:
    Schedule G, Part III* - Schedule of Nonexempt Transactions for the
    year ended December 31, 2002                                              17




     * Refers to item number in Form 5500 ("Annual Return/Report of Employee Benefit Plan") filed with the Department of Labor for the plan year ended December 31, 2002.

                         REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of the L-3 Communications Master Savings Plan:


We have audited the accompanying statements of net assets available for benefits of the L-3 Communications Master Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Nonexempt Transactions, which is presented for the purpose of additional analysis and is not a required part of the basic financial statements, is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 27, 2003

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2002
                                 (IN THOUSANDS)



                                                             Non-
                                            Participant  Participant
                                              Directed     Directed      Total
                                            -----------  -----------    --------

Assets:

  Investment in Master Trust                  $688,116     $ 28,482     $716,598

  Contributions receivable:
     Participants                                1,303           --        1,303
     Company                                         5          618          623
                                              --------     --------     --------
Net assets available for benefits             $689,424     $ 29,100     $718,524
                                              ========     ========     ========

























                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2001
                                 (IN THOUSANDS)



                                                             Non-
                                            Participant  Participant
                                              Directed     Directed      Total
                                            -----------  -----------    --------

Assets:

  Investment in Master Trust                  $500,714     $ 44,732     $545,446

  Contributions receivable:
     Participants                                  954           --          954
     Company                                       678          345        1,023
                                              --------     --------     --------
Net assets available for benefits             $502,346     $ 45,077     $547,423
                                              ========     ========     ========






















                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2002
                                 (IN THOUSANDS)


                                                             Non-
                                            Participant  Participant
                                              Directed     Directed      Total
                                            -----------  -----------    --------


Contributions:
      Participant                           $  66,894      $    --    $  66,894
      Company                                   2,386       25,505       27,891
      Rollover                                 56,853           --       56,853

Investment income:
      Depreciation in the fair value of
        investments of Master Trust           (76,448)      (9,246)     (85,694)
      Interest and dividends                   13,166          139       13,305
      Interest (participant loans)              1,267            3        1,270

Transfers from non-participant directed
   funds to participant directed funds         28,617      (28,617)          --

Transfers from other plans                    142,447          233      142,680

Benefit payments                              (47,790)      (3,737)     (51,527)

Administrative expenses                          (314)        (257)        (571)
                                            ---------    ---------    ---------

Net increase (decrease)                       187,078      (15,977)     171,101

Net assets available for benefits
   Beginning of period                        502,346       45,077      547,423
                                            ---------    ---------    ---------

Net assets available for benefits
    End of period                           $ 689,424    $  29,100    $ 718,524
                                            =========    =========    =========











                        See Notes to Financial Statements

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1. PLAN DESCRIPTION

General

The following description of the L-3 Communications Master Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution 401(k) plan and is administered by the Benefit Plan Committee ("Plan Administrator") appointed by L-3 Communications Corporation (the "Company"). The Plan is designed to provide eligible employees with tax advantaged long-term savings for retirement. The Plan covers employees of 41 locations of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants may direct their investment to a combination of mutual funds, which are held in the L-3 Communications Master Savings Plan Trust (the "Master Trust"), managed by Fidelity Management Trust Company ("FMTC"), as Trustee.

Contributions

Generally, full time and part time employees who are scheduled to complete a minimum of 20 hours of service weekly are eligible to participate in the Plan, as of their date of hire. Each eligible employee wishing to participate in the Plan must elect to authorize pre-tax and/or post-tax contributions by payroll deduction. Participants may contribute from 1% to 18% of total compensation, as defined. A participant may elect to increase, decrease, suspend or resume contributions at any time. The election will become effective as soon as administratively possible as of the first day of the payroll period elected. The Internal Revenue Code ("IRC") of 1986, as amended, limited the maximum amount an employee may contribute on a pre-tax basis to $11,000 for participants under 50 years of age and $12,000 for participants 50 years of age and over. Participants are 100% vested in their contributions and earnings thereon.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) the Plan's earnings, and may be charged with certain administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust Investment Options

All non-participant directed employer contributions must be initially invested in the L-3 Stock Fund, and may not be invested in other Master Trust investment options until two years after the end of the plan year in which the employer contribution is made. Participants have the option of investing participant-directed employee and employer contributions in the L-3 Stock Fund, as well as other investment options that are described below.

L-3 Stock Fund - This Fund was established effective October 1, 1998 and invests in L-3 Communications Holdings, Inc. ("L-3 Holdings") common stock and money market funds. Substantially all employer matching contributions are invested in this fund. This fund represented 15.5% and 11.3% of net assets available for benefits at December 31, 2002 and 2001, respectively.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Fidelity Freedom Funds - These funds invest in a combination of underlying Fidelity stock, bond and money market mutual funds to provide moderate asset allocation. Each Fidelity Freedom Fund has a target retirement date.

     Fidelity Freedom 2000 Fund - This fund invests in approximately 22% in Fidelity stock mutual funds, 43% in Fidelity bond mutual funds and 35% in Fidelity money market funds and is targeted to investors who expect to retire in the near future. This fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

     Fidelity Freedom 2010 Fund - This fund invests in approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market funds and is targeted to investors who expect to retire around the year 2010. This fund represented 6.5% and 8.1% of net assets available for benefits at December 31, 2002 and 2001, respectively.

     Fidelity Freedom 2020 Fund - This fund invests in approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2020. This fund represented 2.1% and 1.6% of net assets available for benefits at December 31, 2002 and 2001, respectively.

     Fidelity Freedom 2030 Fund - This fund invests in approximately 83% in Fidelity stock mutual funds and 17% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2030. This fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

     Fidelity Freedom 2040 Fund - This fund invests in approximately 90% in Fidelity stock mutual funds and 10% in Fidelity bond mutual funds and is targeted to investors who expect to retire around the year 2040. This fund represented less than one percent of net assets available for benefits at December 31, 2002. This fund was added as an investment option effective January 1, 2002.

Fidelity Ginnie Mae Fund - Funds are invested for a high level of current income primarily from Government National Mortgage Association mortgaged-backed pass-through certificates that are guaranteed as to timely payment of interest and principal by the full faith and credit of the U.S. Government. This fund represented 6.2% and 3.9% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity Growth & Income Portfolio - Funds are invested mainly in securities of companies that offer potential capital appreciation while paying current dividends. This fund represented 10.7% and 13.0% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity Magellan Fund - Funds are invested for capital appreciation in a broad range of equities of domestic, multinational and foreign companies. This fund represented 15.2% and 23.2% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity Managed Income Portfolio II - Funds are invested in investment contracts offered by major insurance companies and in fixed income securities. This fund represented 24.4% and 20.7% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Fidelity OTC Portfolio - This fund invests at least 80% of its assets in securities traded on NASDAQ or another over-the-counter (OTC) market, which has more small and medium-sized companies than other markets. This fund invests more than 25% of its assets in the technology sector. This fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


INVESCO Dynamics Fund - Funds are invested in domestic common stocks of rapidly growing mid-sized companies. Mid-sized companies are defined as those companies that have a market capitalization of between $2.5 billion and $15.0 billion. This fund represented 3.1% and 3.8% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Invesco Small Company Growth Fund - This fund invests in equities of companies with market capitalizations of less than $2.5 billion. This fund focuses on companies with accelerating earnings attributable to rapid sales growth. This fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

Janus Overseas Fund - Funds are invested in common stocks of foreign companies. This fund represented 3.6% and 3.8% of net assets available for benefits at December 31, 2002 and 2001, respectively.

Loral Space Stock Fund - This is a carry-over fund from the transfer of assets from a plan of the Company's predecessor, Loral Corporation. Contributions and reinvestment of dividends into this stock fund is not permitted, as this fund was discontinued effective June 2001. Dividends received on this fund are invested in the Fidelity Managed Income Portfolio II. This stock fund represented less than one percent of net assets available for benefits at December 31, 2002 and 2001.

Spartan U.S. Equity Index Fund - This fund invests at least 80% of its assets in common stocks of the 500 companies that comprise the Standard & Poor's 500 Index. This fund represented 3.9% and 3.7% of net assets available for benefits at December 31, 2002 and 2001, respectively.

T. Rowe Price Small-Cap Stock Fund - This fund invests at least 80% of its assets in equities of small companies. A small company is defined as having a market capitalization that falls within the range of the companies in the Russell 2000 Index. This fund represented 2.6% and 1.8% of net assets available for benefits at December 31, 2002 and 2001, respectively.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment in Master Trust

Investment assets of the Plan are maintained in the Master Trust administered by FMTC, as Trustee. The Plan participates in the Master Trust along with all the assets of the L-3 Communications Systems-East Savings Plan, the Aviation Communications & Surveillance Systems 401(k) Plan, the Coleman Research Corporation Money Purchase Plan and the SPD Technologies Defined Contribution Retirement Plan, collectively referred to as the Participating Plans. During the year ended December 31, 2002, the L-3 Communications Systems-East Savings Plan and the Coleman Research Corporation Money Purchase Plan were merged into the Plan.

The investment in the Master Trust represents the Plan's proportionate share of assets held in the Master Trust. The assets consist of units of funds described in Note 1 maintained by FMTC. Contributions, benefit payments and certain administrative expenses are specifically identified to the Plan.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Valuation of Investments

The investment in the Master Trust is stated at fair value.

The L-3 Stock Fund and the Loral Space Stock Fund are unitized funds whose underlying assets consist primarily of L-3 Holdings or Loral Corporation common stock. Shares of L-3 Holdings and Loral Corporation common stock are valued at the last reported quoted market price of a share on the last business day of the year.

Investments in mutual funds are valued at quoted market prices, which represent the net asset value per share as reported by Fidelity Management and Research Company. Participant loans are valued at cost, which approximates fair value.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Transactions and Investment Income

Investment transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Gains and losses on sales of investment securities are determined based on the average cost method.

Net depreciation in the fair value of the Plan's investments, as shown in the Statement of Changes in Net Assets Available for Benefits, consists of the Plan's proportionate share of realized gains or losses and net unrealized depreciation on those investments. The net depreciation and interest and dividends are allocated to the L-3 Participating Plans based upon the relationship of each L-3 Participating Plan's respective monthly balances in the investment pool to the total investment pool of the Master Trust, as determined at the beginning of each month.

Forfeitures

Participants vest in Company contributions in accordance with the provisions of their respective division and/or subsidiary plan as described in Note 3. Non-vested Company contributions are forfeited upon termination and are used to pay plan expenses and to reduce future Company contributions. Forfeitures available were approximately $914,000 and $630,000 at December 31, 2002 and 2001, respectively.


Benefit Payments

Benefit payments are recorded when paid.

Plan Expenses

The Company pays all administrative expenses of the Plan including trust, record keeping, consulting, audit and legal fees, with the exception of loan administration fees, which are charged to participants. Taxes and investment fees related to the stock funds or mutual funds are paid from the net assets of such funds.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results will differ from these estimates. The most significant estimate relates to valuations of investments in the Master Trust.

Risks and Uncertainties

The Plan provides for investment options in various mutual funds and stock funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


3. COMPANY MATCHING CONTRIBUTIONS AND VESTING PROVISIONS

The Company provides matching contributions based on a matching percentage of the participant's contribution up to a designated percentage of the participant's compensation. The Company's matching contribution percentages, which vary by division and /or subsidiary, subject to limitations described in the Plan document, are presented in the table below.

Division / Subsidiary                                        Employer Match
---------------------                                        --------------
APCOM                                                         50% up to 6%
Atlantic Science & Technology                                      (1)
Aviation Recorders                                          25% up to 6% (2)
Aydin Electro-Fab                                                  (1)
BT Fuze Products                                              50% up to 6%
Celerity                                                           (1)
Display Systems                                               60% up to 5%
EER Systems                                                   50% up to 6%
Electrodynamics                                                    (3)
Electron Devices                                            50% up to 6% (4)
EMP                                                                (5)
ESSCO                                                         50% up to 6%
IEC                                                                (6)
L-3 Analytics Corporation                                   50% up to 6% (7)
L-3 Communications Integrated Systems                      100% up to 4% (8)
L-3 Communications Link Simulation and Training              100% up to 4%
L-3 Communications Security and Detection Systems                  (9)
L-3 Communications SPD Technologies                               (10)
L-3 Communications Systems- East                            50% up to 8% (11)
L-3 Communications Systems- West                                  (12)
L-3 Corporate                                                 80% up to 5%
L-3 Global Network Solutions                                  50% up to 6%
L-3 Hygienetics Environmental Services                        50% up to 2%
Microdyne Outsourcing                                      25% up to 18% (13)
MPRI                                                         100% up to 3%
Narda Microwave- East                                         40% up to 5%
Narda Microwave- West                                         50% up to 6%
Ocean Systems                                                     (14)
Power Paragon                                                     (15)
Prime Wave                                                   100% up to 4%
Randtron                                                     100% up to 6%
Ruggedized Command and Control Solutions                    50% up to 6% (4)
Satellite Networks                                            50% up to 10%
Scandia                                                           None
SeaBeam                                                      100% up to 1%
SYColeman/Coleman Aerospace                                100% up to 7% (16)
Southern California Microwave                                     (17)
Space & Navigation Systems                                        (18)
Storm Control Systems                                         50% up to 6%
Telemetry East                                                50% up to 6%
Telemetry West                                                50% up to 6%


Substantially all of the Company matching contributions are made in L-3 Holdings' common stock.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


(1) Company matching contributions for participants who are employees of Atlantic Science & Technology, Aydin Electro-Fab and Celerity are discretionary and are determined each year.

(2) The Company contribution for Aviation Recorders may include a discretionary match of up to 75% of 6% of the participant's compensation contributed.

(3) The Company matching contribution for participants who are salaried employees of Electrodynamics is 100% up to 5% of compensation. Effective November 19, 2002, Company matching contributions began for participants who are members of the International Brotherhood of Electrical Workers, Local 134. The Company matching contribution for those participants will be 100% up to 2% of salary.

(4) Participants who were employees of Electron Devices or Ruggedized Command and Control Solutions on October 26, 2002 and as of the last day of the plan year are eligible for a supplemental employer contribution. The supplemental contribution is equal to 1% of compensation for participants under 45 years of age, 4% of compensation for participants between 45 and 54 years of age, and 7% of compensation for participants 55 years of age or above.

(5) The Company matching contribution for EMP is 2% of compensation if the participant's contribution is 1% of compensation, increasing to 4% if the participant's contribution is 2% of compensation, 4.25% if the participant's contribution is 3% of compensation and 4.50% if the participant's contribution is 4% of compensation.

(6) With the exception of IEC's Redmond operations, the Company matching contribution for IEC is 100% of the participants contribution up to 2% of the participant's compensation plus 50% of the participants contribution on the next 4% of the participant's compensation. For IEC's Redmond operations, the Company matching contribution is 50% of the first 8% of compensation, which increases to 100% of the first 8% of compensation after 5 years of participation. Participants from IEC's Redmond operations do not receive any matching contributions during the first year of employment.

(7) Participants who are part-time employees of L-3 Analytics Corporation will receive matching contributions after they complete one year of service. In addition to matching contributions, the Company may make a discretionary profit sharing contribution to participants who are employees of L-3 Analytics Corporation, which is determined each year.

(8) The Company shall make a supplemental contribution for a participant who is employed by L-3 Communications Integrated Systems on the last day of the plan year in an amount equal to 0.5% of the participants compensation. No matching or supplemental contribution shall be made on behalf of a participant who is an employee covered by the Service Contract Act, as amended.

(9) Prior to March 1, 2003, the matching contribution for L-3 Communications Security and Detection Systems was equal to 50% of the participant's contribution up to 6% of basic compensation for employees at the Woburn and Cypruss locations, and 80% of the participant's contribution up to 5% of basic compensation for employees at the Largo location. Beginning March 1, 2003, the matching contribution for all participants will be equal to 100% of the participant's contribution up to 5% of basic compensation.

(10) The Company matching contribution for participants who are employees of SPD Electrical Systems, SPD Switchgear, Henschel, Electronic Design, Inc., or who are salaried employees of PacOrd is 50% of the participant's contribution up to 6% of compensation. The Company matching contribution for participants who are hourly employees of PacOrd may range from 15% to 30% of the participant's contribution, as determined by the Company, up to 6% of compensation.

(11) The Company matching contribution for participants who are hourly employees of L-3 Communications Systems- East with less than 36 months of employment is 50% of the participants contribution up to 6% of compensation.

(12) The Company matching contribution for L-3 Communications Systems - West is 100% of the participant's contribution up to 4% of compensation for participants that are salaried employees and 75% of the participant's contribution up to 4% of compensation for participants that are union employees. Additionally, the Company shall make a supplemental contribution of 2% of compensation for participants that are union employees, except for participants who are members of the East Coast Lodge 815, International Association of Machinists & Aerospace Workers.

(13) The maximum Company matching contribution for Microdyne Outsourcing is $500 per year.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


(14) The Company matching contribution for participants who are salaried employees of Ocean Systems is 50% of the participant's contribution up to 8% of salary, which increases to 100% of the participant's contribution up to 8% of salary after 5 years of participation. Salaried employees of Ocean Systems do not receive any matching contributions during the first year of employment. The Company matching contribution for participants who are hourly employees of Ocean Systems is 50% of the participant's contribution up to 4% of salary.

(15) Through December 31, 2003, the Company matching contribution for Power Paragon is 50% of the first 1% of compensation, plus 20% of the next 2% to 6% of compensation. For the year ended December 31, 2002, the Company matching contribution was capped at $600.

(16) Company matching contributions for employees of SY Coleman and Coleman Aerospace will commence on January 1, 2003. Participants may not receive Company matching contributions until after two years of service. For the year ended December 31, 2002, Company matching contributions for participants who were employees of Coleman Aerospace Corporation were discretionary.

(17) The Company contribution for Southern California Microwave is through a discretionary profit sharing contribution of 7.5% of a participant's compensation.

(18) The Company matching contribution for participants who are salaried employees of Space & Navigation Systems is 50% of the participant's contribution up to 8% of salary, increasing to 100% of the participant's contribution up to 8% of salary after 5 years of participation. The Company matching contribution for participants who are hourly employees of Space & Navigation Systems is 50% of the participant's contribution up to 5% of salary.

Vesting of Company contributions vary by division and/or subsidiary and are listed below.

Aviation Recorders:

             Years of Service                   Vested Percentage
             ----------------                   -----------------
             Less than 3                                       0%
                   3                                          33%
                   4                                          67%
                   5 or more                                 100%

APCOM, Atlantic Science & Technology, Aydin Electro-Fab, Celerity, Display Systems, EER Systems (for employees hired prior to July 1, 2002), Electrodynamics, IEC, including IEC's Redmond operations, L-3 Communications SPD Technologies, L-3 Communication Systems-West (salaried employees), L-3 Corporate, L-3 Global Network Solutions, Microdyne Outsourcing, Narda Microwave-East, Narda Microwave-West, Ocean Systems (salaried employees), Power Paragon, Prime Wave, Satellite Networks, Space & Navigation Systems (salaried employees), Storm Control Systems, Telemetry East and Telemetry West:

             Years of Service                   Vested Percentage
             ----------------                   -----------------
             Less than 1                                       0%
                    1                                         20%
                    2                                         40%
                    3                                         60%
                    4                                         80%
                    5 or more                                100%

Ocean Systems (hourly employees) and Space & Navigation Systems (hourly employees):

             Years of Service                   Vested Percentage
             ----------------                   -----------------
             Less than 5                                       0%
                    5 or more                                100%

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


EER Systems (for employees hired or or after July 1, 2002), Electron Devices, EMP, L-3 Analytics Corporation, L-3 Communications Security and Detection Systems, L-3 Hygienetics Environmental Services, MPRI, Ruggedized Command and Control Solutions and SYColeman/Coleman Aerospace:

             Years of Service                   Vested Percentage
             ----------------                   -----------------
             Less than 1                                       0%
                   1                                          25%
                   2                                          50%
                   3 or more                                 100%

Company matching contributions for BT Fuze Products, Essco, L-3 Communications Integrated Systems, L-3 Communications Link Simulation and Training, L-3 Communications Systems - East, union employees of L-3 Communications Systems - West, Randtron, SeaBeam and Southern California Microwave are 100% vested immediately. Company contributions for the other divisions and/or subsidiaries also become vested after the earlier of (i) attainment of age 65, (ii) total and permanent disability or (iii) death.


4. MASTER TRUST

The fair value of the net assets of the Master Trust held by the Trustee and the Plan's portion of the fair value at December 31, 2002 and 2001 are presented in the table below. The Plan's percentage interest in the Master Trust was 99.7% at December 31, 2002 and 89.9% at December 31, 2001.

                                                             Master Trust                    Plan's Portion
                                                    ------------------------------    -------------------------------

Fund                                                    2002             2001             2002              2001
------------------------------------------------    --------------    ------------    --------------    -------------
                                                                             (in thousands)
L-3 Stock Fund                                          $ 111,997        $ 71,717         $ 110,933         $ 61,630
Fidelity Blue Chip Fund                                         -           2,359                 -                -
Fidelity Contrafund                                             -           1,933                 -                -
Fidelity Diversified International Fund                         -             708                 -                -
Fidelity Equity Income Fund                                     -           1,100                 -                -
Fidelity Freedom 2000 Fund                                  5,051           3,129             5,031            2,769
Fidelity Freedom 2010 Fund                                 46,689          46,133            46,652           44,355
Fidelity Freedom 2020 Fund                                 15,253           9,765            15,157            8,579
Fidelity Freedom 2030 Fund                                  7,098           5,545             7,018            4,804
Fidelity Freedom 2040 Fund                                     97              18                97                -
Fidelity Freedom Income Fund                                    -              60                 -                -
Fidelity Ginnie Mae Fund                                   44,804          23,069            44,740           21,255
Fidelity Growth & Income Portfolio                         76,540          76,831            76,428           70,809
Fidelity Low-Priced Stock Fund                                  -           2,101                 -                -
Fidelity Magellan Fund                                    108,998         127,522           108,817          126,551
Fidelity Managed Income Portfolio II                      175,271         119,351           174,868          112,832
Fidelity OTC Portfolio                                      6,497           6,286             6,479            4,288
Fidelity Puritan Fund                                           -             552                 -                -
Fidelity Retirement Money Market Portfolio                      -           3,390                 -                -
INVESCO Dynamics Fund                                      22,612          24,237            22,545           20,731
INVESCO Small Company Growth Fund                           3,366           1,885             3,356            1,794
Janus Overseas Fund                                        25,663          24,361            25,594           20,469
Loral Space Stock Fund                                         66             478                66              478
Pimco Total Return Fund                                         -             491                 -                -
Chicago Trust Safety of Principal Fund                          -           1,578                 -            1,578
Spartan U.S. Equity Index Fund                             28,249          27,827            28,158           19,910
T. Rowe Price Small-Cap Stock Fund                         18,811           9,875            18,762            9,652
Participant Loans ( 4.8% to 12.1%)                         21,947          14,407            21,897           12,962
                                                    --------------    ------------    --------------    -------------
                                                        $ 719,009        $606,708         $ 716,598        $ 545,446
                                                    ==============    ============    ==============    =============

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


The net change in the fair value of the Master Trust and the Plan's portion of the net change in fair value for the year ended December 31, 2002 is presented in the table below.

                                                  Master Trust   Plan's Portion
                                                  ------------   --------------
                                                        (in thousands)

Net depreciation in fair value of investments       $(95,552)        $(85,694)
Interest and dividend income                          14,106           13,305
                                                    --------         --------
Net decrease in fair value                          $(81,446)        $(72,389)
                                                    ========         ========


5. BENEFIT PAYMENTS

Upon termination, participants may receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan and withdraw it at any time up to age 65.

Assets in a participant's account may be withdrawn before termination of employment or before reaching age 59 1/2 only for financial hardship. Financial hardship is determined pursuant to provisions of the Plan and the IRC. Generally, a penalty will be imposed on withdrawals made before the participant reaches age 59 1/2. In the event of retirement or termination of employment prior to age 59 1/2, funds may be rolled over to another qualified plan or individual retirement account without being subject to income tax or a penalty.


6. LOANS

The Plan provides for loans to active participants. Participants may not have more than one loan outstanding at any time. The maximum loan allowed to each participant is the lesser of (1) $50,000 less the highest outstanding loan balance over the prior 12 months or (2) 50% of the vested value of the participant's account in the Plan. The minimum loan amount is $1,000. The interest rate is based on the prime interest rate, as defined, plus one percent. Repayment periods generally range from one to five years, and six to thirty years for loans used in connection with the purchase of a principal residence.

Loan repayments are made through payroll deductions, with principal and interest credited to the participants' fund accounts. Repayment of the entire balance is permitted at any time. Participant loans are secured by the participant's vested account balance.


7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC, and thus is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable regulations of the IRC.


8. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by FMTC and therefore these transactions qualify as party-in-interest. Fees paid by the Company for record keeping services were $39,463 for the year ended December 31, 2002.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS- CONTINUED


9. TERMINATION PRIORITIES

Although the Company has not expressed intent to do so, the Company can discontinue its contributions and/or terminate any or all of the division and/or subsidiary plans at any time, subject to the provisions of ERISA. In the event of a discontinuance and/or termination of a division and/or subsidiary plan, participants in that plan will become 100 percent vested in Company contributions and the net assets of that plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

                     L-3 COMMUNICATIONS MASTER SAVINGS PLAN
                              SCHEDULE G, PART III
                       SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2002



Identity                           Relationship      Description        Date           Cost    Current Value      Net gain
--------                           ------------      -----------        ----           ----    -------------      --------
L-3 Communications Corporation        Employer      Indirect loan      1/23/02        $9,089        $9,136           $ 47

L-3 Communications Corporation        Employer      Indirect loan      2/22/02        25,476        25,500             24

L-3 Communications Corporation        Employer      Indirect loan      3/21/02        16,088        16,111             23

L-3 Communications Corporation        Employer      Indirect loan      4/19/02       103,293       107,723          4,430

L-3 Communications Corporation        Employer      Indirect loan      5/21/02        26,285        26,341             56

L-3 Communications Corporation        Employer      Indirect loan      6/21/02        18,708        18,752             44

L-3 Communications Corporation        Employer      Indirect loan      7/22/02         9,452         9,475             23

L-3 Communications Corporation        Employer      Indirect loan      7/22/02         9,496         9,521             25

L-3 Communications Corporation        Employer      Indirect loan     10/22/02        20,171        20,209             38

L-3 Communications Corporation        Employer      Indirect loan     10/22/02        11,586        11,681             95

L-3 Communications Corporation        Employer      Indirect loan     12/20/02        27,122        27,174             52

L-3 Communications Corporation        Employer      Indirect loan      1/22/03        26,704        26,755             51


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the L-3 Communications Master Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

                                         L-3 Communications Master Savings Plan
                                         Registrant

Date:  June 27, 2003



                                         /s/ Michael T. Strianese
                                         ------------------------
                                         Name:  Michael T. Strianese
                                         Title: Senior Vice President, Finance
                                         of L-3 Communications Holdings, Inc.
                                         (Principal Accounting Officer)

                         CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No.'s 333-59281, 333-64389, 333-78317, 333-64300 and 333-103752)
and on Form S-3 (File No.'s 333-58328, 333-75558, 333-84826 and 333-99693) of
L-3 Communications Holdings, Inc. of our report dated June 27, 2003 on our audit of the financial statements of the L-3 Communications Master Savings Plan as of December 31, 2002 and for the year then ended, which report is included in this Annual Report on Form 11-K.

/s/ PricewaterhouseCoopers LLP
New York, NY
June 27, 2003

                                  EXHIBIT INDEX


Exhibit Number      Description of Exhibit
--------------      ------------------------------------------------------------

**99.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**99.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



**Filed herewith